September 13, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4631

Attention:	Jan Woo, Legal Branch Chief
Priscilla Dao, Staff Attorney

Re:	Acceleration Request of Smith Micro Software, Inc.
Registration Statement on Form S-3, Filed September 2, 2022
File No. 333-267255
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Smith Micro Software, Inc. (the “Company”) respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission accelerate the effective date of the Company’s Registration Statement on Form S-3 (Registration No. 333-267255) (the “Registration Statement”), so that it will be declared effective at 5:00 p.m., Eastern time, on September 14, 2022, or as soon as practicable thereafter. The Company authorizes Jennifer Minter and Brian Novosel of Buchanan Ingersoll & Rooney PC, counsel to the Company, to orally modify or withdraw this request for acceleration.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Brian Novosel of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (412) 562-5266.

Sincerely,

Smith Micro Software, Inc.

By:	/s/James M. Kempton
James M. Kempton
Chief Financial Officer

cc:	William W. Smith, Jr., Chief Executive Officer
Smith Micro Software, Inc.        5800 Corporate Drive, 5th Floor        Pittsburgh, Pennsylvania 15237 U.S.A.        www.smithmicro.com